The Home Works Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Home Works Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 9, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	43,957	6,835
Accounts Receivable	20,461	-
Loan Receivables - Related Parties	233,338	110,871
Inventory	29,315	24,000
Prepaid Expenses and Other Assets	1,000	4,800
Total Current Assets	328,071	146,506
Non-current Assets		
Vehicles, Mobile RV, Trailer, & Computer Equipment, net of Accumulated Depreciation	103,604	70,967
Right Of Use Assets	282,907	135,640
Total Non-Current Assets	386,511	206,607
TOTAL ASSETS	714,582	353,113
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	5,042	3,248
Line of Credit	77,384	26,130
Notes Payable	5,000	11,962
Notes Payable - Related Party	120,009	38,449
Other Accrued Liabilities	-	63,542
Short Term Operating Lease Liability	102,176	35,053
Total Current Liabilities	309,610	178,384
Long-term Liabilities		
Line of Credit	30,000	-
Notes Payable	129,038	134,038
Long-Term Operating Lease Liability	186,187	103,834
Total Long-Term Liabilities	345,225	237,872
TOTAL LIABILITIES	654,835	416,256
Commitments & Contingencies (Note 4)		
EQUITY		
Net Income/(Accumulated Deficit)	59,747	(63,143)
Total Equity	59,747	(63,143)
TOTAL LIABILITIES AND EQUITY	714,582	353,113

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	549,852	363,558
Cost of Revenue	183,652	91,056
Gross Profit	366,200	272,502
Operating Expenses		
Advertising and Marketing	9,912	11,708
General and Administrative	138,251	269,655
Rent and Lease	32,531	14,047
Depreciation	38,113	24,113
Total Operating Expenses	218,807	319,524
Operating Income (loss)	147,393	(47,021)
Other Income		
Other	2,000	51,235
Total Other Income	2,000	51,235
Other Expense		
Interest Expense	26,502	14,696
Total Other Expense	26,502	14,696
Earnings Before Income Taxes	122,890	(10,482)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	122,890	(10,482)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Net Income/ (Accumulated Deficit)**	**Total Shareholder Equity**
Beginning Balance at 1/1/2023	5,000	-	-	(52,661)	(52,661)
Net Income (Loss)	-	-	-	(10,482)	(10,482)
Ending Balance 12/31/2023	5,000	-	-	(63,143)	(63,143)
Net Income (Loss)	-	-	-	122,890	122,890
Ending Balance 12/31/2024	5,000	-	-	59,747	59,747

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	122,890	(10,482)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	38,113	24,113
Accounts Payables	1,794	(415)
Accrued Liabilities	(63,542)	9,222
Accounts Receivables	(20,461)	-
Inventory	(5,315)	(24,000)
Other	6,009	5,377
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(43,402)	14,297
Net Cash provided by (used in) Operating Activities	79,488	3,815
INVESTING ACTIVITIES		
Fixed Assets	(70,750)	(46,889)
Loan Receivables - Related Parties	(122,467)	8,804
Net Cash provided by (used by) Investing Activities	(193,217)	(38,085)
FINANCING ACTIVITIES		
Proceeds from Line of Credit	81,254	26,130
Repayments of Notes Payables	(11,962)	(8,000)
Proceeds from Notes Payable - Related Parties	81,560	22,977
Net Cash provided by (used in) Financing Activities	150,852	41,107
Cash at the beginning of period	6,835	-
Net Cash increase (decrease) for period	37,123	6,835
Cash at end of period	43,958	6,835

The Home Works Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Home Works Inc. ("the Company") was formed in California on September 3rd, 2019. The Company is engaged in product development and the retail and wholesale sale of artificial grass products. The Company also provides design, construction, and project management services for residential and commercial clients.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligations are the sale of products and the provision of design, construction, and project management services to residential and commercial clients. Revenue from product sales is recognized at the point in time when control of the goods transfers to the customer, generally upon delivery. Revenue from service contracts is recognized over time as performance obligations are satisfied, based on the stage of completion of each project.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Vehicles, Mobile RV, & Trailer	5	165,566	(61,962)	-	103,604
Computer Equipment	3	15,000	(15,000)	-	-
Grand Total	-	**180,566**	**(76,962)**	-	**103,604**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company did not have any equity-based compensation as of December 31st, 2024.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO loaned the Company amounts resulting in a balance of $14,900 as of December 31st, 2024. The loan does not accrue interest and is due on demand.

A separate entity owned by the CEO of the Company loaned the Company amounts resulting in a balance of $13,574 as of December 31st, 2024. The loan does not accrue interest and is due on demand.

A related party loaned the Company amounts resulting in a balance of $17,500 as of December 31st, 2024. The loan does not accrue interest and is due on demand.

The Company utilizes several vehicles and a mobile office RV under financing arrangements that were obtained in the name of a related party rather than the Company. Although the loans are not legal obligations of the Company, the Company makes all related payments and has recorded the balances as notes payable on its financial statements.
As of December 31, 2024, the aggregate outstanding balance of these loans totaled approximately $74,035, consisting of a 2008 Ford F-350, a 2009 Ford F-350 Lariat, two Ford C-Max vehicles, and a mobile office RV. The loans bear interest at rates ranging from approximately 7% to 18% and are secured by the respective vehicles and equipment. The loans are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company leases showroom and office space located at 8029 Greenback Lane, Suite W, Citrus Heights, California, under a non-cancelable operating lease with a term of forty-eight months commencing July 1, 2024. Monthly base rent is approximately $1,800 in the first year, increasing annually to $1,967 in the final year of the lease. Lease expense is recognized on a straight-line basis over the term of the lease, and the agreement also requires reimbursement for certain operating expenses.

The Company leases warehouse and storage space located at 4321 Citrus Ave Unit 56, Rocklin, California, under a non-cancelable operating lease with a term of three years commencing April 1, 2024. Monthly base rent is approximately $4,500, and the lease also requires reimbursement for certain common area and operating expenses. Lease expense is recognized on a straight-line basis over the lease term.

The Company leases retail space located at 9400 Fairway Drive, Roseville, California under a five-year, three-month lease commencing May 1, 2022 and expiring July 31, 2027. Monthly base rent is $3,208, with an additional estimated $570 per month in common area maintenance charges, for total monthly rent of approximately $3,778

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

	Year Ended
Lease expense	**31-Dec-24**
Operating lease expense	154,417
Total	154,417

Other Information

Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	148,960
ROU assets obtained in exchange for new operating lease liabilities	414,413
Weighted-average remaining lease term in years for operating leases	2.72
Weighted-average discount rate for operating leases	4.5%

Maturity Analysis	Operating
2025-12	112,656
2026-12	116,048
2027-12	65,515
2028-12	11,802
2029-12	-
Thereafter	-
Total undiscounted cash flows	306,021
Less: present value discount	(17,657)
Total lease liabilities	288,364

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

The Company entered into a loan agreement with the U.S. Small Business Administration ("SBA") on May 16th, 2020, in the original principal amount of $150,000. The loan bears interest at a rate of 3.75% per annum and is payable in monthly installments of approximately $731, including principal and interest, beginning twelve months after the loan date. The loan is due thirty years from the date of the promissory note, with the balance of principal and interest payable in full at maturity. The balance of the loan was $134,038 as of December 31st, 2024.

Line of Credit

As of December 31, 2024, the Company maintained multiple revolving lines of credit with third parties, providing an aggregate borrowing capacity of approximately $142,600. The lines bear interest at rates ranging from approximately 7% to 52.73% and are used for general operating purposes. Borrowings are secured by certain Company assets and, in one case, are guaranteed by an individual shareholder. The lines have maturities ranging from on demand to December 1, 2034. The aggregate balance of the liability was $107,384 as of December 31st, 2024.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	202,393
2026	5,000
2027	5,000
2028	5,000
2029	5,000
Thereafter	139,038

NOTE 6 – EQUITY

The Company has authorized 5,000 common shares with no stated par value. 5,000 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 9, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and may generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.